

August 1, 2011

Via Email
Ms. Kirsten Gray
Vice President Group Legal
BHP Billiton Limited
180 Lonsdale Street
Melbourne, Victoria 3000
Australia

> **Re:** **Petrohawk Energy Corporation**
> **Schedule TO-T filed by North America Holdings II, Inc., BHP Billiton**
> **Petroleum (North America) Inc., BHP Billiton Limited**
> **Filed July 25, 2011**
> **Schedule TO-T/A filed July 27 and 28, 2011**
> **File No. 05-59801**

Dear Ms. Gray:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Withdrawal Rights, page 17

1.   We note that you will determine, in your sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and your determination will be "final and binding." Please delete this language, or disclose that only a court of

competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Source and Amount of Funds, page 25

2.   We note the bidders intend on entering into a financing facility for approximately $7.5 billion to partially finance the offer. Please confirm that when you enter into the facility, you will update the disclosure included in this section and file the loan agreement(s) as an exhibit to the Schedule TO. Refer to Items 7 and 12 of Schedule TO and Items 1007 (d) and 1016 (b) of Regulation M-A.

Background; Past Contacts or Negotiations with Petrohawk, page 25

3.   You disclose that representatives of Barclays Capital, on behalf of BHP Billiton, initiated contact with Mr. Wilson. Supplement your disclosure to specify when and in what capacity Barclays was first engaged. Further, please revise to clarify and provide a complete summary of the terms of any agreements between the filing persons and Barclays Capital and/or its affiliates in connection with the current transaction.

4.   Please explain how Mr. Yeager was able to offer a counter-proposal of $38.75 and agree to other deal term modifications prior to presenting such revised terms to the boards of BHP Billiton Limited and BHP Billiton Plc. For example, clarify whether the boards had pre- approved Mr. Yeager to negotiate within a specified range of share prices and/or premiums to the Petrohawk share price during that time. If so, revise to so state.

The Merger Agreement; Other Agreements, page 28

Rule 14d-10 Matters, page 44

5.   Please update your disclosure to confirm, if correct, that independent directors of Compensation Committee of the Petrohawk Board have approved the various arrangements related to employment compensation, severance and other employee benefit arrangements negotiated between the bidders and the various parties to such agreements in compliance with Exchange Act Rule 14d-10-(d).

Conditions to the Offer, page 53

6.   Please refer to the fourth bullet point on page 54 relating to Petrohawk's performance under the Merger Agreement. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidders. The conditions must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The determination of whether

Petrohawk has failed to perform in any material respect all obligations required to be performed by it under the Merger Agreement appears to be a determination left to the sole discretion of the filing persons/bidders. Given that the filing persons have reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the filing persons have created the implication that they may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited condition to include an objective standard, such as a standard of reasonableness, against which the filing persons' discretion may be judged.

7.   In the final paragraph of this section, you disclose that the conditions are in addition to, and not a limitation of, the rights and obligations of the filing persons to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement. This language suggests that you have not provided a materially complete description of the offer conditions in the offer to purchase. Please revise to disclose any additional offer conditions that you have omitted, and to clarify that you will terminate the offer only pursuant to the specific disclosed conditions described in the offer to purchase. Also disclose how you would inform security holders of such termination. Refer generally to Section 14(e) of the Exchange Act.

8.   You refer to the Purchaser's right to assert conditions at any time and "from time to time". Please revise to clarify that offer conditions**,** other than those dependent upon the receipt of government approvals, may only be asserted as of expiration of the offer as opposed to "from time to time."

9.   When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

10.   When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):   James C. Morphy, Esq.
                     Krishna Veeraraghavan, Esq.
                     Sullivan & Cromwell, LLP